SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  19 May 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 19 May 2005 re: Director Shareholding


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

LLOYDS TSB GROUP plc

2. Name of director

MR. EWAN BROWN

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SEE SECTION 6

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds Bank (PEP Nominees) Limited (LB(PN)L):

- Mr. Brown (General choice PEP)         385
- Mrs. Brown (General choice PEP)        385
- Mr. Brown (Corporate PEP)              975
- Mrs. Brown (Corporate PEP)             978

Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):

- Mr. Brown (Single company maxi ISA)    1,304

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

SEE SECTION 6

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

67 shares were purchased by LTSBR(I)NL on 4th May,2005 at 456.96p per share for Mr. Brown's single company maxi ISA.

46 shares were purchased by LB(PN)L on 12th May, 2005 at 461p per share for Mr. Brown's corporate PEP and 47 shares were similarly purchased for Mrs. Brown's corporate PEP.

LTSBR(I)NL and LB(PN)L notify investors by post of details relating to changes affecting ISAs and personal equity plans. The director was, therefore, not aware of the changes relating to the holdings until some time after the transactions. The director notified the company today as soon as he received the information from LTSBR(I)NL and the PEP manager.

7. Number of shares/amount of stock acquired

SEE SECTION 6

8. Percentage of issued class

MINIMAL

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

ORDINARY SHARES OF 25p EACH

12. Price per share

SEE SECTION 6

13. Date of transaction

SEE SECTION 6

14. Date company informed

SEE SECTION 6

15. Total holding following this notification

LB(PN)L:

- Mr. Brown (General choice PEP)          385
- Mrs. Brown (General choice PEP)         385
- Mr. Brown (Corporate PEP)             1,021
- Mrs. Brown (Corporate PEP)            1,025

LTSBR(I)NL:

- Mr. Brown (Single company maxi ISA)   1,371

16. Total percentage holding of issued class following this notification

MINIMAL

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

A.J. MICHIE, SECRETARY          020 7356 1043

25. Name and signature of authorised company official responsible for making this notification

A.J. MICHIE, SECRETARY

Date of Notification

19TH MAY, 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

LLOYDS TSB GROUP plc

2. Name of director

MICHAEL EDWARD FAIREY

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SEE SECTION 6

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr. Fairey:                                          70,238

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):                    2,391

Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):

- Mr. Fairey (Single company maxi ISA):              5,932

Hill Samuel Offshore Trust Company Limited (HSOTC):  31,901

(excluding any conditional award of performance shares under the Lloyds TSB performance share plan)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

SEE SECTION 6

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

302 shares were purchased by LTSBR(I)NL on 4th May,2005 at 456.96p per share for Mr. Fairey's single company maxi ISA.

LTSBR(I)NL notify investors by post of details relating to changes affecting ISAs. The director was, therefore, not aware of the change relating to the holding until some time after the transaction. The director notified the company today as soon as he received the information from LTSBR(I)NL.

7. Number of shares/amount of stock acquired

SEE SECTION 6

8. Percentage of issued class

MINIMAL

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

ORDINARY SHARES OF 25p EACH

12. Price per share

SEE SECTION 6

13. Date of transaction

SEE SECTION 6

14. Date company informed

SEE SECTION 6

15. Total holding following this notification

Mr. Fairey:                               70,238

LTSBRCNL AESOP1:                          2,391

LTSBR(I)NL:

- Mr. Fairey (Single company maxi ISA):   6,234

HSOTC:                                    31,901

(excluding any conditional award of performance shares under the Lloyds TSB performance share plan)

16. Total percentage holding of issued class following this notification

MINIMAL

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

-

18. Period during which or date on which exercisable

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved: class, number

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22. Total number of shares or debentures over which options held following this notification

2,210,376

23. Any additional information

-

24. Name of contact and telephone number for queries

A.J. MICHIE, SECRETARY               020 7356 1043

25. Name and signature of authorised company official responsible for making this notification

A.J. MICHIE, SECRETARY

Date of Notification

19TH MAY, 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)


                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     19 May 2005